SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                          Nathaniel Energy Corporation
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   632344 10 7
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                                 (CUSIP Number)

                              Gavin C. Grusd, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                                 (516) 296-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



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CUSIP No. 632344 10 7                                         Page 2 of 6 Pages
          -----------                                             --    -
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1         NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Richard Strain

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [ ]
                                                        (b) [X]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS* PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEM 2(d) or 2(e) [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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NUMBER OF SHARES                     7     SOLE VOTING POWER
BENEFICIALLY OWNED BY                      5,718,333
EACH REPORTING                       -------------------------------------------
PERSON WITH                          8     SHARED VOTING POWER
                                           500,000
                                     -------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           5,718,333
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           500,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,218,333
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

     Excludes (i) 500,000 shares owned by the Reporting Person's adult child, and (ii) 30,000,000 shares owned by NEC Energy, LLC ("NEC") and 20,000,000 shares for which NEC has the irrevocable right, which shall be issued at the time that number of shares is authorized and available for issuance. The Reporting Person owns a 50% membership interest in NEC. The Operating Agreement of NEC requires a majority in interest of the members for any NEC management action, including the vote of the shares of Nathaniel owned by NEC.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
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14   TYPE OF REPORTING PERSON*

     IN
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Item 1.        Security and Issuer.

               Richard Strain (the "Reporting Person") is making this statement in reference to shares of common stock, par value $.001 per share, of Nathaniel Energy Corporation, a Delaware corporation ("Nathaniel"). The address of Nathaniel's principal executive offices is 8001 South InterPort Boulevard, Englewood, CO 80112.

Item 2.        Identity and Background.

     The Reporting Person is making this statement pursuant to Rule 13d-1(a).

     (a)       Name:

               Richard Strain

     (b)       Residence or business address:

               329 Manchester Road
               Poughkeepsie, New York 12603

     (c) The Reporting Person is a stockholder of, and a lender to, Nathaniel. The Reporting Person is a plumbing contractor.

     (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)       The Reporting Person is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

               On April 19, 2002, the Reporting Person converted an aggregate of $1,650,000

(inclusive of principal and interest) of indebtedness into 8,250,000 shares of Nathaniel Common Stock. Of such shares, 3,750,000 shares were issued to the Reporting Person, and 4,500,000 were issued to designees of the Reporting Person, with whom the Reporting Person has no affiliation, nor standings or relationships with respect to Nathaniel's securities.

               On June 17, 2002 the Reporting Person received 1,625,000 shares of Nathaniel Common Stock from a limited liability company (of which the Reporting Person is a member) as a distribution to its members, and on July 26, 2003 the Reporting Person received 133,333 shares from the same limited liability company as a distribution to its members.

Item 4.        Purpose of Transaction.

               See Item 3 above.

Item 5.        Interest in Securities of Nathaniel.

               As of the date hereof, the Reporting Person is the

               o    direct  owner  of  5,718,333   shares  of  Common  Stock  of
                    Nathaniel of which the Reporting Person has sole voting and dispositive power, and

               o the indirect owner of 500,000 shares of Common Stock of Nathaniel, of which are owned by his spouse, of which the Reporting Person has shared voting and dispositive power,

               (or in the aggregate, approximately 7.0% of the outstanding Common Stock of Nathaniel).

               This Report does not include the following:

               o 30,000,000 shares owned by NEC (of which the Reporting Person is a member), and

               o 20,000,000 shares for which NEC has the irrevocable right which shall be issued at the time that number of shares is authorized and available for issuance

               (or in the aggregate, approximately 56.6% of the outstanding Common Stock of Nathaniel), of which shares the Reporting Person has no voting power and shared dispositive power. These 50,000,000 shares are issued and issuable to NEC, as a designee of the Reporting Person, in connection with a Conversion Agreement between Nathaniel and the Reporting Person pursuant to which $10,000,000 of indebtedness of Nathaniel owed to the Reporting Person was converted into an aggregate of 50,000,000 shares of Nathaniel's common stock. Certain matters relating to the issuance of the shares under the Conversion Agreement is described in more detail below.

     The Reporting Person owns a 50% membership interest in NEC. The Operating Agreement of NEC requires the vote of a majority in interest of the members for any NEC management action to be taken, including the vote of the shares of Nathaniel owned by NEC. As a 50% member of NEC, the Reporting Person does not own or control a majority in interest of NEC. The Reporting Person and Como Group, LLC ("Como"), each owning a 50% membership interest in NEC have, by member consent, authorized Como to cast the vote of all shares of Nathaniel owned by NEC, on behalf of NEC, on matters that are brought before the stockholders of Nathaniel.

     Additionally, the Reporting Person has granted Como a proxy to vote all the Nathaniel Shares issuable to him pursuant to the Conversion Agreement on matters that are brought before the stockholders of Nathaniel, although since the shares are issued and issuable to NEC, as designee of the Reporting Person under the Conversion Agreement, none of these shares are issued, or will be issued, to the Reporting Person.

     The Conversion Agreement provided that to the extent that Nathaniel did not have sufficient shares of common stock authorized to issue all of the shares in the conversion, NEC, had the irrevocable right to the shares that could not be issued. Nathaniel has issued 30,000,000 shares of common stock to NEC, and NEC has the irrevocable right to an additional 20,000,000 shares of common stock. In the Conversion Agreement, Nathaniel agreed to take all required corporate action to seek its stockholders' approval to increase the number of authorized shares to a number which is at least sufficient for Nathaniel to deliver all of the shares of common stock issuable to NEC pursuant to the Conversion Agreement.

     In connection with the conversion, NEC received the right to demand registration of the resale of the shares at any time after January 3, 2004. Additionally, NEC was granted piggyback registration rights relating to certain registration statements which Nathaniel may file after January 3, 2004, if any.

         The remaining 50% membership interest in NEC is owned of record by Como which is solely owned by Corey Morrison. As described above, the Operating Agreement of NEC requires the vote of a majority in interest of the members for any NEC management action to be taken, including the voting of the Nathaniel shares owned by NEC. As a 50% member of NEC, Como does not own or control a majority in interest of NEC, however, as a result of the proxy granted by the Reporting Person to Como and the consent of the Reporting Person and Como, as members of NEC, each described above, Como may cast the vote of all shares of Nathaniel owned by NEC.

     The Reporting Person has not effected any transactions in the Common Stock of Nathaniel other than as described above.

ITEM 6. Contracts, Agreements, Understandings Or Relationships With Respect To Securities Of The Issuer.

     As described in Item 5 above, the Operating Agreement of NEC requires the vote of a majority in interest of its members for any management action of NEC to be taken. The Reporting Person does not own or control a majority in interest of the membership interest in NEC, however, as a result of the proxy granted by the Reporting Person to Como and the consent of the Reporting Person and Como, as members of NEC, each as described above, Como may vote all shares of

Nathaniel owned by NEC.

ITEM 7.   Material To Be Filed As Exhibits.

          (99) Irrevocable Proxy from Richard Strain to Como Group, LLC.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 2, 2004
                                                 /s/ Richard Strain
                                                 ------------------------------
                                                 Richard Strain